UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 6)
Tender Offer Statement Under Section 14(d)(1) Or Section 13(e)(1)
of the Securities Exchange Act of 1934
Pacific Internet Limited
(Name of Subject Company (Issuer))
MediaRing Ltd
(Names of Filing Persons (Offerors))
Ordinary Shares
(Title of Class of Securities)
Y66183107
(CUSIP Number of Class of Securities)
Yvonne Lau Yee Wan
MediaRing Ltd
750A Chai Chee Road
#05-01 Technopark @ Chai Chee
Singapore 469001
(65) 6441 1213
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
COPIES TO:
JOHN M. NEWELL
MICHAEL W. STURROCK
LATHAM & WATKINS LLP
80 RAFFLES PLACE
#14-20 UOB PLAZA 2
SINGAPORE 048624
(65) 6536-1161
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$130,666,268.00	$13,982

*	Estimated for purposes of calculating the amount of filing fee only. This amount is based upon an estimate of the maximum number of shares which may be purchased pursuant to the tender offer at the tender offer price of $9.50 per share, or 13,754,344 shares. The maximum number of shares which may be purchased pursuant to the tender offer was calculated by adding 13,519,012 issued shares as of June 9, 2006 and 886,904 shares issuable pursuant to the exercise of options as of June 9, 2006, and subtracting the 651,572 shares owned by MediaRing.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of the transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,166 Form or Registration No.: Schedule TO-T	Filing Party: MediaRing Ltd Date Filed: May 12, 2006

Amount Previously Paid: $1,816 Form or Registration No.: Schedule TO-T/A	Filing Party: MediaRing Ltd Date Filed: June 22, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURE
EXHIBIT INDEX
EX-99.(a)(5)(xii) Press Release Issued by MediaRing Ltd dated July 3, 2006

     This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission on May 12, 2006 by MediaRing Ltd (“MediaRing”), a Singapore company listed on the Singapore Exchange Securities Trading Limited, relating to the offer by MediaRing to purchase all issued ordinary shares of Pacific Internet Limited, a Singapore company (“PacNet”), at $9.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2006, as amended through the date hereof (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
     On June 22, 2006, MediaRing announced that it had increased the offer price to US$9.50 per share and extended the Expiration Date of the Offer to 5:00 p.m., New York City time, on July 10, 2006.
     On July 3, 2006, PacNet issued a supplemental circular to shareholders and amended its solicitation/recommendation statement on Schedule 14D-9, announcing that the PacNet board of directors has recommended that PacNet shareholders accept the revised Offer if they presently take a short-term view of their investment in PacNet shares, or reject the revised Offer if they presently take a medium to long-term view of their investment in PacNet shares.
     On July 3, 2006, MediaRing issued a press release in response to the recommendation of the PacNet board. The press release is filed hereto as Exhibit (a)(5)(xii).

Item 12.	Exhibits
Item 12 of the Statement is amended and supplemented by adding the following:
(a)(5)(xii) Press release issued by MediaRing dated July 3, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 3, 2006

MEDIARING LTD
By:	/s/ Khaw Kheng Joo
	Name: Title:	Khaw Kheng Joo Director and Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase dated May 12, 2006.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Summary advertisement published in The Wall Street Journal on May 12, 2006.*

(a)(1)(viii)	Press release announcing the commencement of the tender offer dated May 12, 2006.*

(a)(5)(i)	Announcement of dispatch of Offer to Purchase dated May 12, 2006.*

(a)(5)(ii)	Transcript of interview by Bloomberg with Mr. Khaw Kheng Joo, Director and Chief Executive Officer of MediaRing, on May 19, 2006.**

(a)(5)(iii)	Press release issued by MediaRing dated June 1, 2006.***

(a)(5)(iv)	Letter to PacNet board of directors dated June 1, 2006.***

(a)(5)(v)	Letter to PacNet shareholders dated June 1, 2006.***

(a)(5)(vi)	Press release issued by MediaRing dated June 13, 2006.****

(a)(5)(vii)	Announcement issued by MediaRing dated June 13, 2006.****

(a)(5)(viii)	Press release issued by MediaRing dated June 22, 2006.*****

(a)(5)(ix)	Letter to PacNet shareholders dated June 22, 2006.*****

(a)(5)(x)	Announcement issued by MediaRing dated June 22, 2006.*****

(a)(5)(xi)	Questions and answers for press conference on June 22, 2006.*****

(a)(5)(xii)	Press release issued by MediaRing dated July 3, 2006.

(b)(1)	Facility agreement, dated as of May 12, 2006, between MediaRing and United Overseas Bank Limited described in Section 12, “The Offer — Source and Amount of Funds” of the Offer to Purchase.*

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Script and questions and answers provided to Information Agent and advisors.*

(h)	Not applicable.

*	Previously filed with the Statement on May 12, 2006.

**	Previously filed with Amendment No. 1 to the Statement on May 22, 2006.

***	Previously filed with Amendment No. 3 to the Statement on June 1, 2006.

****	Previously filed with Amendment No. 4 to the Statement on June 13, 2006.

*****	Previously filed with Amendment No. 5 to the Statement on June 22, 2006.